PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

March 14, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Re:      Tanke Biosciences Inc.

            Registration Statement filed on Form  10-12G

            Date Filed: February 8,2024

            File Number 000-53529

            Request for Withdrawal of Registration Statement On Form 10-12G

Dear Sir or Madam:

On February 8, 2024, Tanke Biosciences Inc. (the “Company”) initially filed Registration Statement No. 000-53529 on Form 10-12G (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On March 12, 2024, the Company’s CEO authorized me to file this notice of withdrawal.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because the Auditor who completed the 2022 audit is no longer registered with the PCAOB. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

If you have any questions, please contact the Company’s CEO, Caren Currier at (626) 429-2740.

Sincerely,

Stephen Mills, Esq.